UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fé Cuajimalpa
Delegación Cuajimalpa
México, D.F. 05348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2014 FIRST-QUARTER RESULTS
	First Quarter
	2014	2013	Reported Δ%	Excluding M&A Effects Δ%(5)

Total Revenues	38,708	33,561	15.3%	1.2%
Gross Profit	17,897	15,548	15.1%	3.9%
Operating Income	4,809	4,074	18.0%	7.4%
Net Income Attributable to Equity Holders of the Company	2,310	2,434	-5.1%
Earnings per share(1)	1.11	1.20
Operative cash flow(2)	6,767	5,745	17.8%	7.9%

	LT M 1Q 2014	FY 2013	Δ%
Net Debt (2)	41,549	45,156	-8.0%
Net Debt / Operative cash flow (3)	1.42	1.58
Operative cash flow/ Interest Expense, net (3)	8.07	10.64
Capitalization (4)	36.2%	34.7%
Expressed in millions of Mexican pesos.
(1) Quarterly earnings / Outs tanding s hares as o f the end o f perio d. Outs tanding s hares as o f 1Q'13 were 2,030.5 millio n. Outs tanding s hares as o f 1Q'14 were 2,072.9 millio n.
(2) Operative cas h flo w = Operating inco me +Depreciatio n +Amo rtizatio n &Other o perative no n-cas h charges .
(3) Net debt = To tal debt - Cas h
(4) Total debt / (long-term debt + shareholders' equity)

(5) Excluding M&A effects means , with res pect to a year-o ver-year co mparis o n, the increas e in a given meas ure excluding the effects o f mergers , acquis itio ns and dives titures .
     We believe this meas ure allo ws us to pro vide inves to rs and o ther market participants with a better repres entatio n o f the perfo rmance o f o ur bus ines s . In preparing this meas ure, management has us ed its bes t judgment, es timates and as s umptio ns in o rder to maintain co mparability.

      Reported total revenues reached Ps. 38,708 million in the first quarter of 2014, an increase of 15.3% as compared to the first quarter of 2013. On a currency neutral basis and excluding the non-comparable effect of the integration of Grupo Yoli (“Yoli”) in our Mexican territories, Companhia Fluminense de Refrigerantes (“Fluminense”) and Spaipa S.A. Industria Brasileira de Bebidas (“Spaipa”) in our Brazilian operation, total revenues grew 20.2%.

       Reported operating income reached Ps. 4,809 million in the first quarter of 2014, an increase of 18.0% as compared to the same period of the previous year, resulting in an operating margin expansion of 30 basis points to 12.4%.

     Reported consolidated net controlling interest income reached Ps. 2,310 million in the first quarter of    2014.

Mexico City April 30, 2014, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the first quarter of 2014.

"In the face of a continued challenging consumer environment, particularly in Mexico and Brazil, our operators delivered profitable results across our geographically balanced portfolio of franchises for the first quarter of 2014. In response to the new tax environment in Mexico, our operation continues to emphasize returnable, low-calorie, and single-serve sparkling beverages as compelling alternatives to connect more closely with our consumers’ needs. Moreover, to navigate this tough environment, we have restructured our operations, reducing costs and scaling back investments. These initiatives, coupled with our relentless focus on marketplace execution and the generation of operating efficiencies, set our company on the right path to continue working to meet the targets that we have set for the year. During the quarter, our shareholders approved a dividend of Ps. 2.90 per share, demonstrating our company’s financial flexibility and ability to return cash to shareholders, while deleveraging our balance sheet and reinforcing our geographic position in Mexico and Brazil.  Over the past several years, we have made the appropriate investments to prepare our organization and develop the right set of capabilities to generate increased value for our shareholders now and into the future," said John Santa Maria Otazua, Chief Executive Officer of the Company.

April 24, 2013	Page 1

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

Starting on February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate these results was 10.70 bolivars per U.S. dollar as per the auction held on March 28, 2014.

Our reported total revenues increased 15.3% to Ps. 38,708 million in the first quarter of 2014, compared to the first quarter of 2013, mainly driven by (i) the integration of Fluminense and Spaipa in our Brazilian territories,(1) (ii) revenue growth in our Venezuelan operation, despite using the SICAD exchange rate for translation purposes, and (iii) the results of Yoli in our Mexican operation.(2) Excluding the recently merged territories in Brazil and Mexico,(1)(2) total revenues increased 1.2%. On a currency neutral basis and excluding the recently merged territories in Brazil and Mexico,(1)(2) total revenues grew 20.2%, mainly driven by average price per unit case growth in most of our territories, and volume growth mainly in Brazil, Venezuela, Colombia and Central America.

Reported total sales volume increased 12.1% to reach 819.2 million unit cases in the first quarter of 2014 as compared to the same period in 2013. Excluding the integration of Fluminense and Spaipa in Brazil and Yoli in Mexico,(1)(2) volumes remained flat at 730.3 million unit cases. On the same basis, the bottled water category grew 11.1% mainly driven by growth of Crystal in Brazil, Nevada  in Venezuela and Ciel  in Mexico. Our still beverage category grew 8.6%, mainly driven by the performance of the Jugos del Valle line of business in Colombia, Venezuela and Brazil. These increases totally compensated for a volume decline in our sparkling beverage category in Mexico and Argentina.

Our reported gross profit increased 15.1% to Ps. 17,897 million in the first quarter of 2014, as compared to the first quarter of 2013. Lower sweetener and PET prices in most of our territories were partially offset by the depreciation of the average exchange rate of the currencies in our South America division(3) and the Mexican peso(3) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.2% in the first quarter of 2014.

Our reported operating income increased 18.0% to Ps. 4,809 million in the first quarter of 2014 and our reported operating margin was 12.4%. Excluding the integration of the new territories in Brazil and Mexico,(1)(2) operating income reached Ps. 4,376 million, an increase of 7.4%. In local currency and excluding the non-comparable effect of Fluminense, Spaipa and Yoli,(1)(2) operating expenses increased mainly as a result of higher labor and freight costs in Venezuela, Argentina and Brazil.

During the first quarter of 2014, the share of the profits of associates and joint ventures line recorded a loss of Ps. 66 million, mainly due to an equity method loss from our participation in Coca-Cola Bottlers Philippines, Inc., which was partially compensated by a gain in the participation of Fountain Agua Mineral in Brazil.(4)

Our comprehensive financing result in the first quarter of 2014 recorded an expense of Ps. 1,221 million as compared to an expense of Ps. 248 million in the same period of 2013. This increase was mainly driven by higher interest expenses due to (i) a larger debt position resulting from the financing of the most recent acquisitions in Brazil, and (ii) higher interest rates related to the Brazilian real denominated debt balance.

During the first quarter of 2014, income tax, as a percentage of income before taxes, was 33.8% as compared to 33.7% in the same period of 2013.

Our reported consolidated net controlling interest income reached Ps. 2,310 million in the first quarter of 2014. Earnings per share (EPS) in the first quarter of 2014 were Ps. 1.11 (Ps. 11.14 per ADS) computed on the basis of 2,072.9 million shares (each ADS represents 10 local shares).

(1)   The Company’s South America division’s operating results include the non-comparable effect of Fluminense’s and Spaipa’s results for the months of January through March, 2014

(2)   The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of January through March, 2014

(3)   See page 11 for average and end of period exchange rates for the first quarter of 2014

(4)   Fountain Agua Mineral is the joint venture between Spaipa and The Coca-Cola Company to develop the water category in Brazil

April 24, 2013	Page 2

As of March 31, 2014, we had a cash balance of Ps. 19,078 million, including US$ 446 million denominated in U.S. dollars, an increase of Ps. 3,772 million compared to December 31, 2013. This difference was mainly driven by cash generated by our operations.

During January, 2014, we issued (i) US$150 million aggregate principal amount of additional 3.875% senior notes and (ii) US$200 million aggregate principal amount of additional 5.250% senior notes. The proceeds of these Senior Notes were mainly used for debt refinancing purposes.

As of March 31, 2014, total short-term debt was Ps. 1,872 million and long-term debt was Ps. 58,755 million. Total debt increased by Ps. 165 million, compared to year end 2013. Net debt decreased Ps. 3,607 million compared to year end 2013.

The weighted average cost of debt for the quarter was 7.54%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2014.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	30.8%	20.7%
U.S. dollars	23.7%	0.0%
Colombian pesos	2.3%	100.0%
Brazilian reals	42.2%	97.5%
Argentine pesos	1.1%	23.2%

(1)       After giving effect to interest rate swaps

(2)       Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2014	2015	2016	2017	2018	2019+
% of Total Debt	2.9%	1.4%	7.1%	0.3%	28.7%	59.6%

April 24, 2013	Page 3

As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis.

Revenues

Reported total revenues from our Mexico & Central America division increased 3.6% to Ps. 16,259 million in the first quarter of 2014, as compared to the same period in 2013, supported by the non-comparable effect of the integration of Yoli in our Mexican operations.(1) Excluding the integration of Yoli in Mexico,(1) total revenues decreased 2.1%, as a consequence of a volume contraction originated by the price increases that were implemented due to the excise tax in Mexico. Despite these price increases in Mexico, our average price per unit case, which is presented net of taxes, grew 2.4% on an organic basis to Ps. 36.66. On a currency neutral basis and excluding Yoli in Mexico,(1) total revenues in the division decreased 2.4%.

Reported total sales volume increased 1.2% to 441.3 million unit cases in the first quarter of 2014, as compared to the first quarter of 2013. Excluding the integration of Yoli,(1) volumes decreased 3.9% reaching 419.3 million unit cases. On the same basis, our bottled water portfolio increased 3.3% driven by Ciel  in Mexico, Alpina  in Costa Rica and Nicaragua, and Dasani  in Panama. Our still beverage, sparkling beverage and bulk water categories decreased 2.1%, 5.0% and 1.9%, respectively.

Operating Income

Our reported gross profit increased 5.8% to Ps. 8,100 million in the first quarter of 2014 as compared to the same period in 2013. Lower sweetener and PET prices in most of our territories were partially offset by the depreciation of the average exchange rate of the Mexican peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 49.8% in the first quarter of 2014, an expansion of 110 basis points as compared to the same period of the previous year.

Reported operating income(3) decreased 2.0% to Ps. 2,211 million in the first quarter of 2014. Our reported operating margin reached 13.6% in the first quarter of 2014. Excluding the non-comparable effect of Yoli in Mexico,(1) operating expenses in the division increased 1.6%. On the same basis, operating income was Ps. 2,172 million, representing an operating margin of 14.1%.

(1)   The Company’s Mexico & Central America division’s operating results include the non-comparable effect of Grupo Yoli’s results for the months of January through March 2014

(2)   See page 11 for average and end of period exchange rates for the first quarter of 2014

(3)   For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola Bottlers Philippines, Inc., are included in the results of the Mexico and Central America division

April 24, 2013	Page 4

Volume and average price per unit case exclude beer results.

As of the first quarter of 2014, Coca-Cola FEMSA has adopted the state-run Supplementary Currency Administration System (SICAD) alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The SICAD exchange rate used to translate these results was 10.70 bolivars per U.S. dollar as per the auction held on March 28, 2014.

Revenues

Reported total revenues were Ps. 22,447 million in the first quarter of 2014, an increase of 25.7% as compared to the same period of 2013, mainly as a result of (i) the integration of Fluminense and Spaipa in Brazil,(1) (ii) revenue growth in our Venezuelan operation, despite using the SICAD exchange rate for translation purposes in this country and (iii) despite the negative translation effect as a result of the devaluation of the Argentine peso,(2) the Brazilian real(2) and the Colombian Peso.(2) Excluding beer, which accounted for Ps. 1,714 million during the quarter, revenues increased 21.9% to Ps. 20,733 million. On a currency neutral basis and excluding Fluminense and Spaipa,(1) total revenues increased 40.0% due to average price per unit case increases in Venezuela, Argentina and Brazil, and volume growth in Brazil, Venezuela and Colombia.

Reported total sales volume in our South America division increased 28.4% to 377.9 million unit cases in the first quarter of 2014 as compared to the same period of 2013, as a result of the integration of Fluminense and Spaipa in Brazil(1) and volume growth in Brazil, on an organic basis, Venezuela and Colombia. Excluding the non-comparable effect of the acquisitions in Brazil,(1) volume increased 5.6% to 311.0 million unit cases. On the same basis, the sparkling beverage category grew 3.3%, mainly driven by the performance of Coca-Cola  in Venezuela, Colombia and Brazil. Our water portfolio, including bulk water, grew 15.2% driven by Crystal  in Brazil and Nevada  in Venezuela. The still beverage category grew 25.1% driven by the performance of the Jugos del Valle line of business in the division, including growth of del Valle Fresh in Colombia and Venezuela.

Operating Income

Reported gross profit reached Ps. 9,795 million, an increase of 24.1% in the first quarter of 2014, as compared to the same period of 2013. In local currency, lower sweetener and PET prices in most of our territories were partially compensated by the depreciation of the average exchange rate of the Argentine peso,(2) the Brazilian real(2) and the Colombian peso(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 43.6% in the first quarter of 2014.

Our reported operating income increased 42.9% to Ps. 2,599 million in the first quarter of 2014, compared to the same period of 2013, mainly as a result of (i) the integration of Fluminense and Spaipa in Brazil,(1) and (ii) operating income growth in all of the territories of our South America division, both of which were partially offset by the result of the negative effect of the depreciation of the Argentine peso,(2) the Brazilian real(2) and the Colombian peso(2) and the use of the SICAD exchange rate to translate the results of our Venezuelan operation. In local currency and excluding the recently integrated territories in Brazil, operating expenses increased mainly as a result of higher labor and freight costs in Venezuela, Argentina and Brazil. Our reported operating margin expanded 140 basis points to 11.6% in the first quarter of 2014.

(1)   The Company’s South America division’s operating results include the non-comparable effect of Fluminense and Spaipa for the months of January through March, 2014

(2)   See page 11 for average and end of period exchange rates for the first quarter of 2014

April 24, 2013	Page 5

Philippines Operation

Volume during the first quarter was flat as compared to the previous year. In the greater Manila area, we continue to work to grow the mix of non-returnable presentations by reinforcing Mismo, our 300 milliliter one-way package for brand Coca-Cola, and the continued rollout of Minute Maid Fresh orangeade, a low-juice content beverage tailored to the Filipino consumer tastes. Specifically, during the quarter, volume of brand Coca-Cola  grew 11% nationwide. Our non-carbonated beverage platform grew 7% nationwide, driven by the performance of Minute Maid Fresh in the greater Manila area and Luzon. We are in the process of rolling out our new route-to-market approach in the rest of the country.

RECENT DEVELOPMENTS

      In January 2014, the Venezuelan government announced that certain transactions, such as the importation of finished goods and raw materials for some product categories, would be transacted at the state-run Supplementary Currency Administration System (SICAD) currency rate. Coca-Cola FEMSA has adopted this alternate exchange rate to translate its Venezuelan operation’s results into its reporting currency, the Mexican peso. The exchange rate used to translate these results was 10.70 bolivars per U.S. dollar as per the auction held on March 28, 2014. As per the most recent Government auction held on April 4, 2014 such exchange rate was 10.00 bolivars per U.S. dollar. We recognized in the cumulative translation account in our consolidated financial statements as of March 31, 2014, a reduction in equity of Ps. 6,451 million as a result of the valuation of our net investment in Venezuela using the SICAD exchange rate of 10.70 bolivars per U.S. dollar. Consequently, as of March 31, 2014, our foreign direct investment in Venezuela was Ps. 9,237 million (at the SICAD exchange rate of 10.70 bolivars per U.S. dollar).

      In March 2014, the Venezuelan government enacted a new law that authorizes an additional method (known as SICAD II) of exchanging Venezuelan bolivars to U.S. dollars at rates other than the current official exchange rate of 6.30 bolivars per U.S. dollar and the existing SICAD rate, for other types of transaction. As of April 28, 2014, the SICAD II exchange rate was 49.94 bolivars per U.S. dollar.

      On March 6, 2014, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2013, the declaration of dividends corresponding to fiscal year 2013 and the composition of the Board of Directors and Committees for 2014. Shareholders approved the payment of a cash dividend in the amount of Ps. 2.90 per each share. The dividend will be paid in two installments during May and November of 2014.

      As of April 1, 2014, Jose Castro Godard, who served as Director of Investor Relations at Coca-Cola FEMSA since February 2010, took on new responsibilities as Director of Operative Planning and Projects in our Mexico and Central America Division. Alfredo Fernandez Espinosa, who is currently Director of Financial Planning and has worked with the company since 2001, has been appointed the new Director of Financial Planning and Investor Relations.

CONFERENCE CALL INFORMATION

Our first quarter 2014 conference call will be held on April 30, 2014, at 12:00 P.M. Eastern Time (11:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-572-7034 or International: 719-325-2432. Participant code: 3912775. If you wish to participate in the conference call using a specific toll free number for your country, please visit the Company's website for additional information. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories.  The Company has 64 bottling facilities and serves more than 346 million consumers through close to 2,900,000 retailers with more than 120,000 employees worldwide.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

April 24, 2013	Page 6

Consolidated Income Statement
Expressed in millions of Mexican pesos (1)

						Excluding M&A
	1Q 14	% Rev	1Q 13	% Rev	ReportedΔ%	Effects Δ% (9)

Volume (million unit cases) (2)	819.2		730.6		12.1%	-0.1%
Average price per unit case (2)	45.08		44.48		1.4%	-0.9%
Net revenues	38,647		33,344		15.9%
Other operating revenues	61		217		-71.9%
Total revenues(3)	38,708	100%	33,561	100%	15.3%	1.2%
Cost of goods sold	20,811	53.8%	18,013	53.7%	15.5%
Gross profit	17,897	46.2%	15,548	46.3%	15.1%	3.9%
Operating expenses	12,966	33.5%	11,264	33.6%	15.1%
Other operative expenses, net	56	0.1%	228	0.7%	-75.4%
Operative equity method (gain) loss in associates(4)(5)	66	0.2%	(18)	-0.1%	-466.7%
Operating income (6)	4,809	12.4%	4,074	12.1%	18.0%	7.4%
Other non operative expenses, net	(17)	0.0%	52	0.2%	-132.1%
Non Operating equity method (gain) loss in associates(7)	(8)	0.0%	(20)	-0.1%	-60.1%
Interest expense	1,430		508		181.5%
Interest income	233		103		126.2%
Interest expense, net	1,197		405		195.6%
Foreign exchange loss (gain)	54		(234)		-123.1%
Loss (gain) on monetary position in Inflationary subsidiries	109		30		263.3%
Market value (gain) loss on ineffective portion of
derivative instruments	(139)		47		-395.7%
Comprehensive financing result	1,221		248		392.3%
Income before taxes	3,613		3,794		-4.8%
Income taxes	1,221		1,279		-4.5%
Consolidated net income	2,392		2,515		-4.9%
Net income attributable to equity holders of the Company	2,310	6.0%	2,434	7.3%	-5.1%
Non-controlling interest	82		81		1.2%
Operating income (6)	4,809	12.4%	4,074	12.1%	18.0%	7.4%
Depreciation	1,582		1,404		12.7%
Amortization and other operative non-cash charges	376		267		40.8%
Operative cash flow (6)(8)	6,767	17.5%	5,745	17.1%	17.8%	7.9%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 14,108 million from our Mexican operation and Ps. 10,893 million from our Brazilian operation.
(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) T he Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
(9) Excluding M&A effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures.
We believe this measure allows us to provide investors and other market participants with a betterrepresentation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.
As of June 2013, we integrated Grupo Yoli in our Mexican operation.
As of September 2013, we integrated Fluminense in our Brazilian operation.
As of November 2013, we integrated Spaipa in our Brazilian operation.

April 24, 2013	Page 7

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Mar-14		Dec-13
Current Assets
Cash, cash equivalents and marketable securities	Ps.	19,078	Ps.	15,306
Total accounts receivable		7,861		9,958
Inventories		8,075		9,130
Other current assets		7,847		8,838
Total current assets		42,861		43,232
Property, plant and equipment
Property, plant and equipment		82,087		86,960
Accumulated depreciation		(32,830)		(35,176)
Total property, plant and equipment, net		49,257		51,784
Other non-current assets		121,631		121,649
Total Assets	Ps.	213,749	Ps.	216,665

Liabilities and Equity		Mar-14		Dec-13
Current Liabilities
Short-term bank loans and notes payable	Ps.	1,872	Ps.	3,586
Suppliers		14,355		16,220
Other current liabilities		18,922		12,593
Total Current Liabilities		35,149		32,399
Long-termbank loans and notes payable		58,755		56,876
Other long-termliabilities		11,104		10,238
Total Liabilities		105,008		99,513
Equity
Non-controlling interest		4,240		4,042
Total controlling interest		104,501		113,110
Total equity (1)		108,741		117,152
Total Liabilities and Equity	Ps.	213,749	Ps.	216,665

(1) Includes the effect orginated by using the state-run SICAD exchange rate of 10.70 bolivar per U.S. dollar as of March 31, 2014.

April 24, 2013	Page 8

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

					Reported	Excluding M&A
	1Q 14	% Rev	1Q 13	% Rev	Δ%	Effects Δ%(7)
Volume (million unit cases)	441.3		436.2		1.2%	-3.9%
Average price per unit case	36.83		35.81		2.9%	2.4%
Net revenues	16,254		15,620		4.1%
Other operating revenues	5		80		-93.8%
Total revenues (2)	16,259	100.0%	15,700	100.0%	3.6%	-2.1%
Cost of goods sold	8,159	50.2%	8,047	51.3%	1.4%
Gross profit	8,100	49.8%	7,653	48.7%	5.8%	0.8%
Operating expenses	5,765	35.5%	5,333	34.0%	8.1%
Other operative expenses, net	30	0.2%	72	0.5%	-58.3%
Operative equity method (gain) loss in associates (3)(4)	94	0.6%	(7)	0.0%	-1442.9%
Operating income (5)	2,211	13.6%	2,255	14.4%	-2.0%	-3.7%
Depreciation, amortization & other operative non-cash charges	1,065	6.6%	826	5.3%	28.9%
Operative cash flow (5)(6)	3,276	20.1%	3,081	19.6%	6.3%	3.5%
(1) Except volume and average price per unit case figures.
(2) Includes total revenues of Ps. 14,108 million from our Mexican operation.
(3) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(5) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = Operating income + Depreciation, amortization & other operative non-cash charges.
(7) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of June 2013, we integrated Grupo Yoli in our Mexican operation.

South America Division
Expressed in millions of Mexican pesos(1)

						Excluding M&A
	1Q 14	% Rev	1Q 13	% Rev	Δ%	Effects Δ%(7)
Volume (million unit cases) (2)	377.9		294.4		28.4%	5.6%
Average price per unit case (2)	54.72		57.32		-4.5%	-1.1%
Net revenues	22,393		17,724		26.3%
Other operating revenues	54		137		-60.6%
Total revenues (3)	22,447	100.0%	17,861	100.0%	25.7%	4.0%
Cost of goods sold	12,652	56.4%	9,966	55.8%	27.0%
Gross profit	9,795	43.6%	7,895	44.2%	24.1%	6.8%
Operating expenses	7,198	32.1%	5,931	33.2%	21.4%
Other operative expenses, net	25	0.1%	156	0.9%	-84.0%
Operative equity method (gain) loss in associates (4)	(27)	-0.1%	(11)	-0.1%	145.5%
Operating income (5)	2,599	11.6%	1,819	10.2%	42.9%	21.2%
Depreciation, amortization & other operative non-cash charges	893	4.0%	845	4.7%	5.7%
Operative cash flow (5)(6)	3,492	15.6%	2,664	14.9%	31.1%	12.9%
(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 10,893 million from our Brazilian operation.
(4) Includes equity method in Leao Alimentos, among others.
(5) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
(7) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions

We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

As of September 2013, we integrated Fluminense in our Brazilian operation.
As of November 2013, we integrated Spaipa in our Brazilian operation.

April 24, 2013	Page 9

SELECTED INFORMATION

For the three months ended March 31, 2014 and 2013

Expressed in millions of Mexican pesos.

					1Q 14					1Q 13
	Capex				1,618.8	Capex				2,170.7
	Depreciation				1,582.0	Depreciation				1,404.0
	Amortization & Other non-cash charges				376.0	Amortization & Other non-cash charges				267.0
				581.9				490
								-490
VOLUME
Expressed in million unit cases

	1Q 14					1Q 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	285.1	24.7	71.0	22.2	403.0	283.2	21.3	72.2	21.9	398.6
Central America	32.0	2.3	0.1	3.9	38.3	31.5	2.2	0.1	3.9	37.7
Mexico y Central America	317.1	27.0	71.1	26.1	441.3	314.7	23.5	72.3	25.8	436.3
Colombia	49.9	5.4	7.6	6.7	69.6	47.1	5.4	7.4	4.5	64.4
Venezuela	50.8	3.7	0.8	5.0	60.3	47.1	2.7	0.7	3.9	54.4
Argentina	50.5	4.4	0.1	2.6	57.6	51.6	4.2	0.1	2.3	58.2
Brazil	165.9	12.8	1.5	10.2	190.4	103.7	6.6	0.9	6.1	117.3
South America	317.1	26.3	10.00	24.5	377.9	249.5	18.9	9.1	16.8	294.3
Total	634.2	53.3	81.1	50.6	819.2	564.2	42.4	81.4	42.6	730.6
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

ORGANIC VOLUME(1)
Expressed in million unit cases

	1Q 14					1Q 13
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	267.0	21.9	70.9	21.2	381.0	283.2	21.3	72.2	21.9	398.6
Mexico & Central America	299.0	24.2	71.0	25.1	419.3	314.7	23.5	72.4	25.8	436.3
Brazil Organic	106.5	9.3	1.0	6.7	123.5	103.7	6.6	0.9	6.1	117.3
South America	257.7	22.8	9.5	21.0	311.0	249.5	18.9	9.1	16.8	294.3
Total Organic	556.7	47.0	80.5	46.1	730.3	564.2	42.4	81.4	42.6	730.6
(1) Excludes volume from Yoli, Fluminense and Spaipa for 1Q'14
(2) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(3) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

April 24, 2013	Page 10

March 2014
Macroeconomic Information

		Inflation (1)
		LTM	1Q 2014	YTD

	Mexico	3.76%	1.43%	1.43%
	Colombia	2.51%	1.52%	1.52%
	Venezuela	57.73%	8.96%	8.96%
	Brazil	6.15%	2.18%	2.18%
	Argentina	19.18%	9.97%	9.97%

	(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

		Quarterly Exchange Rate (local currency per USD)
		1Q 14	1Q 13	Δ%

	Mexico	13.2355	12.6594	4.6%
	Guatemala	7.7809	7.8415	-0.8%
	Nicaragua	25.4864	24.2728	5.0%
	Costa Rica	533.2700	506.0633	5.4%
	Panama	1.0000	1.0000	0.0%
	Colombia	2,008.0581	1,790.4599	12.2%
	Venezuela	10.7000	5.3476	100.1%
	Brazil	2.3640	1.9957	18.5%
	Argentina	7.6264	5.0146	52.1%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Mar 14	Mar 13	Δ%	Dec 13	Dec 12	Δ%

Mexico	13.0837	12.3546	5.9%	13.0765	13.0101	0.5%
Guatemala	7.7278	7.7774	-0.6%	7.8414	7.9023	-0.8%
Nicaragua	25.6384	24.4175	5.0%	25.3318	24.1255	5.0%
Costa Rica	553.6300	504.6500	9.7%	507.8000	514.3200	-1.3%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	1,965.3200	1,832.2000	7.3%	1,926.8300	1,768.2300	9.0%
Venezuela	10.7000	6.3000	69.8%	6.3000	4.3000	46.5%
Brazil	2.2630	2.0138	12.4%	2.3426	2.0435	14.6%
Argentina	8.0020	5.1220	56.2%	6.5210	4.9180	32.6%

April 24, 2013	Page 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 30, 2014